Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Titan Mining Corporation (“Titan” or the “Company”)

Suite 555, 999 Canada Place

Vancouver, British Columbia

V6C 3E1

ITEM 2.	Date of Material Change

December 18, 2025

ITEM 3.	News Release

The news release was issued and disseminated via GlobeNewswire on December 18, 2025.

ITEM 4.	Summary of Material Change

On December 18, 2025, the Company closed its previously announced private placement, pursuant to which the Company issued 6,666,666 special warrants (each, a “Special Warrant”) at a price equal to US$2.25/C$3.10 per Special Warrant (the “Issue Price”). Each Special Warrant will entitle the holder, for no additional consideration and upon the satisfaction of certain conditions, to receive one common share (a “Common Share”) of the Company and one common share purchase warrant (each, a “Warrant”) for aggregate gross proceeds of US$15 million (the “Offering”). Each Warrant will be exercisable for a period of up to three years following issuance, with 50% of the Warrants exercisable at a 35% premium to the Issue Price and the remaining 50% exercisable at a 65% premium to the Issue Price. The Company may call the Warrants if its Common Shares trade at greater than 150% of the applicable exercise price for 15 trading days within any 30-day period, upon providing 30 days’ prior notice.

ITEM 5.	Full Description of Material Change

On December 18, 2025, the Company closed its previously announced private placement, pursuant to which the Company issued 6,666,666 Special Warrants at a price equal to US$2.25/C$3.10 per Special Warrant. Each Special Warrant will entitle the holder, for no additional consideration and upon the satisfaction of certain conditions, to receive one Common Share of the Company and one Warrant for aggregate gross proceeds of US$15 million. Each Warrant will be exercisable for a period of up to three years following issuance, with 50% of the Warrants exercisable at a 35% premium to the Issue Price and the remaining 50% exercisable at a 65% premium to the Issue Price. The Company may call the Warrants if its Common Shares trade at greater than 150% of the applicable exercise price for 15 trading days within any 30-day period, upon providing 30 days’ prior notice.

Maxim Group LLC acted as exclusive placement agent in connection with the Offering. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the “United States” or to “U.S. Persons” (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or in compliance with applicable exemptions therefrom.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Tom Ladner, General Counsel, (604) 638-1470

ITEM 9.	Date of Report

December 23, 2025